

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2010

By U.S. Mail and facsimile: (212) 667-8366

Mr. Michael G. Capatides
Chief Administrative Officer and General Counsel
Canadian Imperial Bank of Commerce
425 Lexington Avenue-3rd Floor
New York, New York 10017

> **Re: Canadian Imperial Bank of Commerce**
> **Form 40-F for the fiscal year ended October 31, 2009**
> **File Number 001-14678**

Dear Mr. Capatides:

We have completed our review of your Form 40-F and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief